September 20, 2010

United States Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Attn: Catherine T. Brown

RE: Ya Zhu Silk, Inc.

Request for Acceleration of Effective Date of Registration Statement on Form S-1/A filed on September 17, 2010, File No: 333-155486

We hereby request that the Commission accelerate the effective date of our registration statement to be September 23, 2010 at 3:00 PM Eastern Time, or as soon as practicable thereafter.

In making this request for such acceleration of the effective date, we hereby acknowledge that:

➢	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect the filing;

➢
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

➢	the company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you,

Yours truly,

/s/ Ya  Zhu
Ya Zhu
President of Ya Zhu Silk, Inc.

Ya Zhu Silk Inc.
www.yazhusilk[dot]com
info@yazhusilk[dot]com
Phone (775) 284-3710